SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[ X ] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the calendar year ended December 31, 2001 or

[   ]    Transition report pursuant to Section 15(d) of the Securities  Exchange
         Act of 1934 for the transition period from ____________ to ____________


                           Commission File Number: 33-80504


         A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                           The Sharper Image 401k Savings Plan
                           650 Davis Street
                           San Francisco, CA 94111

         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           Sharper Image Corporation
                           650 Davis Street
                           San Francisco, CA 94111

THE SHARPER IMAGE
401k SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page
                                                                            ----

INDEPENDENT AUDITORS' REPORT                                                   3


FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits,
         as of December 31, 2001 and 2000                                      4

     Statements of Changes in Net Assets Available for Benefits,
         for the years ended December 31, 2001 and 2000                        5

     Notes to Financial Statements                                           6-9


SUPPLEMENTAL SCHEDULE:

     Schedule H, Line 4i; Schedule of Assets Held for Investment Purposes -
         December 31, 2001                                                    10


OTHER INFORMATION:

     Signatures Page                                                          11

     Exhibit 23.1 - Independent Auditors' Consent                             12

INDEPENDENT AUDITORS' REPORT


Administrative Committee,
The Sharper Image 401k Savings Plan
San Francisco, California

We have audited the accompanying statement of net assets available for benefits of The Sharper Image 401k Savings Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The Sharper Image 401k Savings Plan as of and for the year ended December 31, 2000 were audited by other auditors whose report dated June 1, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule which is listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/     Comyns, Smith & McCleary LLP
------------------------------------
Lafayette, CA

June 24, 2002

THE SHARPER IMAGE
401k SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                                 December 31,
                                                                 -----------
                                                              2001          2000
                                                              ----          ----

Investments at Contract Value:
      Guaranteed Investment Contract                    $   57,381    $    8,661

Investments at Fair Value:
      Fixed income securities                              691,958       721,737
      Equity securities                                  2,759,053     2,956,039
      Government securities                                305,360       105,020
      Money market fund                                  1,227,179       771,085
      Sharper Image Corp. Unitized Common Stock            419,251       591,256
      Participant Loans                                    338,729       260,703
                                                        ----------    ----------

Total Investments                                        5,798,911     5,414,501
                                                        ----------    ----------

Receivables:
      Employee Contributions                                41,787        45,017
      Employer Contributions                               172,255       159,855
                                                        ----------    ----------
           Total Receivables                               214,042       204,872
                                                        ----------    ----------


Net Assets Available for Benefits                       $6,012,953    $5,619,373
                                                        ==========    ==========

                 See accompanying notes to financialstatements.

THE SHARPER IMAGE
401k SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                                 Year Ended
                                                                December 31,
                                                                ------------
                                                            2001           2000
                                                            ----           ----

ADDITIONS TO NET ASSETS:
   Investment loss:
      Net depreciation in fair value of investments  $  (910,280)   $(1,020,964)
      Interest and dividend income                        58,392        441,302
                                                     -----------    -----------
        Total investment loss                           (851,888)      (579,662)

   Employer contributions                                172,255        159,855
   Employee contributions                              1,387,679      1,277,603
                                                     -----------    -----------

        Total additions                                  708,046        857,796
                                                     -----------    -----------

DEDUCTIONS FROM NET ASSETS:
   Benefits paid to terminated participants             (307,992)      (487,685)
   Administrative expenses                                (6,474)       (13,481)
                                                     -----------    -----------

        Total deductions                                (314,466)      (501,166)
                                                     -----------    -----------

NET INCREASE IN NET ASSETS                               393,580        356,630

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year                                      5,619,373      5,262,743
                                                     -----------    -----------
End of year                                          $ 6,012,953    $ 5,619,373
                                                     ===========    ===========

                 See accompanying notes to financial statements.

THE SHARPER IMAGE
401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

   The following description of The Sharper Image (the "Company") 401k Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General- The Plan was established on April 1, 1994 and was amended on August 1, 1999. The Plan is a defined contribution plan covering all employees who have completed one year of service with at least 1,000 hours and are age twenty-one or older. The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Contributions- Participants may defer from 1% to 20% of their annual compensation, not to exceed the maximum deductible amount allowed, which for the year ended December 31, 2001 was $10,500. Participants may also rollover into the Plan investments from other qualified defined benefit or contribution plans. Contributions to the Plan are invested by the Trustee, PNC Bank, N.A ("PNC"), in one or more of the available investment funds as directed by Plan participants, including the common stock of the Company, which is unitized to facilitate daily allocations. Income or loss from each fund is allocated to participants' accounts based on balances prior to such allocation. The Company made employer-matching contributions equal to 100% of the participant's contribution up to a maximum of $500 per participant for the years ended December 31, 2001 and 2000.

   Participant  Accounts-  Each  participant's  account  is  credited  with  the participant's contributions, the Company's matching contribution, and allocations of Plan earnings. Forfeited balances of terminated participants' nonvested accounts remain in the Plan and will be applied first to the payment of administrative expenses and then to reduce future Company contributions.

   Vesting- Participants are immediately vested in the contributions they make to the Plan, plus actual earnings thereon. Participants begin to vest in the Company's matching contributions, plus earnings thereon, after one year of service, and become fully vested after five years of credited service.

THE SHARPER IMAGE
401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000 (continued)
--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN (continued)

   Participant Loans- Participants may only have one loan outstanding at a time. The total amount owed to the Plan by an individual participant must be least $1,000 and cannot exceed the lesser of 50% of the fair market value of the participant's vested account balance or $50,000. As of December 31, 2001, there were 81 loans outstanding with contractual interest rates ranging from 6.0% to 10.5%. As of December 31, 2000, there were 65 loans outstanding, with contractual interest rates ranging from 8.75% to 10.50%. Loans generally must be repaid over a period not to exceed 5 years.

   Distribution of Benefits- Upon termination of service for any reason, including death, disability or retirement, a participant may receive the value of their vested interest as a lump-sum distribution. Terminated participants with an account balance of less than $5,000 will automatically receive a lump sum distribution. Net assets available for benefits include amounts due to terminated participants who have requested distributions that have not been made as of the Plan year end. Such amounts as of December 31, 2001 and 2000 were $4,282 and $1,551, respectively. Benefits are recorded when paid.

   Plan Termination- Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan under the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

   Tax Status- The Plan is a standardized prototype cash or deferred profit sharing plan sponsored by PNC. A favorable determination letter for this standardized prototype was issued by the Internal Revenue Service ("IRS") on April 10, 1990 and a favorable determination letter for the amendment to the standardized prototype was issued by the IRS on February 8, 1993. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting- The financial statements of the Plan are prepared under the accrual method of accounting.

   Forfeiture Accounts- At December 31, 2001 and 2000, forfeited non-vested account balances totaled $3,421 and $94, respectively. During 2001 and 2000, Plan administrative expenses totaling $6,474 and $13,481, respectively, were deducted from these account balances.

THE SHARPER IMAGE
401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000 (continued)
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   Investment Valuation and Income Recognition- The Plan's investments are stated at fair value, except for the Guaranteed Investment Contract with PNC Bank ("PNC"). The contract is included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. The contract value as of December 31, 2001 and 2000 approximates fair value. The average yield and crediting interest rate were 4.0% and 6.4% for 2001 and 2000, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer and cannot be less than zero. Fair value for the Company's unitized common stock is based on the Sharper Image common stock, which is listed on NASDAQ, and is valued at its quoted market price. Participant loans are carried at the unpaid principal balance, which approximates fair value.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

   Administrative Expenses- Plan administrative expenses are primarily paid through forfeited balances of terminated participants' non-vested portion of the Company's matching contributions. If the forfeiture balance is less than administrative expense, the deficiency will be paid by the Company.

   Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

THE SHARPER IMAGE
401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000 (continued)
--------------------------------------------------------------------------------

3. INVESTMENTS

   Investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000 are separately identified in the following table:

                                                  2001                 2000
                                               Fair Value           Fair Value
                                               ----------           ----------

   BlackRock Funds:
       Balanced Fund                          $  688,866            $  721,737
       Large Cap Growth Equity Fund              918,525             1,328,401
       Index Equity Fund                         902,115               928,646
       Government Bond Fund                      305,360                    --
       Money Market Fund                       1,227,179               771,085
   Invesco Emerging Growth Fund                       --               279,318
   Janus Worldwide Fund                          413,863               362,996
   Participant Loans                             338,729                    --
   Sharper Image Corp.
       Unitized Common Stock                     419,251               591,256

   During the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as investments held throughout the year) depreciated by $910,280 and $1,020,964 in value, respectively, as follows:

                                                       2001            2000
                                                       ----            ----

       Mutual Funds                                $ (835,136)    $ (1,143,805)
       Sharper Image Corp. Unitized Common Stock      (75,144)         122,841
                                                   ----------     ------------
                                                   $ (910,280)    $ (1,020,964)
                                                   ==========     ============

4. RELATED PARTY TRANSACTIONS

   Certain Plan investments are shares of mutual funds managed by PNC, or by a majority owned subsidiary of PNC. PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of the Company's common stock and, therefore, these transactions also qualify as party-in-interest transactions.


                              * * * * * * * * * * *

THE SHARPER IMAGE
401k SAVINGS PLAN


SCHEDULE H, Line 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - DECEMBER 31, 2001

                                                                                                        Fair
   Issuer                Description of Investment                                     Cost             Value
   ------                -------------------------                                     ----             -----

   PNC Advisors          BlackRock Balanced Equity Fund *                           $  696,034      $   688,866
   PNC Advisors          Janus Advisor Balanced Fund                                     3,082            3,092

   PNC Advisors          BlackRock Large Cap Growth Equity Fund *                      934,763          918,525
   PNC Advisors          BlackRock Index Equity Fund *                                 896,937          902,115
   PNC Advisors          AIM Small Cap Growth Fund                                     251,069          265,852
   PNC Advisors          American Century Equity Growth Fund                           163,762          147,266
   PNC Advisors          Growth Fund of America                                         48,564           49,386
   PNC Advisors          Washington Mutual Investors Fund                               27,397           26,772
   PNC Advisors          Fidelity Advisor Mid Cap Fund                                  16,463           17,080
   PNC Advisors          Fidelity Advisor Value Fund                                    18,169           18,194
   PNC Advisors          Janus Worldwide Fund                                          404,711          413,863

   PNC Advisors          BlackRock Intermediate Government Bond Fund *                 307,693          305,360

   PNC Advisors          BlackRock Money Market Fund *                               1,102,905        1,227,179
   PNC Advisors          PNC Investment Contract *                                      54,908           57,381

   PNC Advisors          Sharper Image Corp. Unitized Common Stock *                   356,058          419,251

   PNC Advisors          Eighty-one loans outstanding with interest
                           rates ranging from 6.0% to 10.5%                                 --          338,729
                                                                                                    -----------

 Total Investments                                                                                  $ 5,798,911
                                                                                                    ===========

* - Party-in-interest.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              THE SHARPER IMAGE 401k SAVINGS PLAN
                              BY SHARPER IMAGE CORPORATION
                                PLAN ADMINISTRATOR


Date: June 28, 2002           by:/s/  Jeffrey P. Forgan
     ---------------             ------------------------
                                      Jeffrey P. Forgan
                                      Executive Vice President, Chief Financial
                                      Officer and Plan Administrator